SUPPLEMENT NO. 3
DATED APRIL 20, 2010
TO THE PROSPECTUS DATED OCTOBER 15, 2009
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated October 15, 2009, as supplemented by supplement no. 2 dated March 3, 2010.  Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the following:

•	The status of our initial public offering;
•	the acquisition and related financing of a 22.7% equity interest in a 192-unit garden-style multifamily community known as The Reserve at Creekside Village located in Chattanooga, Tennessee;
•	the acquisition and related financing of a 16.25% equity interest in a 258-unit class A multifamily apartment complex known as The Apartments at Meadowmont located in Chapel Hill, North Carolina
•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our annual report on Form 10-K for the year ended December 31, 2009; and
•	our audited financial statements and the notes thereto as of and for the years ended December 31, 2009 and 2008.

Status of our Initial Public Offering

We initiated our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share.  We are also offering up to $285,000,000 in shares of our common stock under a distribution reinvestment plan at an initial price of $9.50 per share.  Until receipt and acceptance of subscriptions aggregating at least $2,500,000, all subscription proceeds will be placed in an interest-bearing escrow account with UMB Bank, N.A., as escrow agent. As of April 16, 2010, we have not yet satisfied the conditions of this escrow.

Acquisition and Related Financing of an interest in The Reserve at Creekside Village

On March 31, 2010, through a wholly owned subsidiary, Bluerock Enhanced Multifamily Trust, Inc. (the “Company”) completed an investment in a joint venture along with Bluerock Special Opportunity + Income Fund, LLC (“BEMT Co-Investor ”), Bluerock Special Opportunity + Income Fund II, LLC (“BEMT Co-Investor II”), both of which are affiliates of the Company’s sponsor, and Hawthorne Creekside, LLC (“Hawthorne”), an unaffiliated entity, to acquire a 192-unit garden-style multifamily community known as The Reserve at Creekside Village (the “Creekside Property”), located in Chattanooga, Tennessee, from Reserve at Creekside Limited Partnership, an unaffiliated entity.  The material features of the investment in the joint venture, the property acquisition, and the acquired property are described below.

Joint Venture Parties and Structure

In connection with the closing of the Creekside property acquisition, we invested $541,932 to acquire a 33.33% equity interest in BR Creekside Managing Member, LLC (the “Creekside Managing Member JV Entity”) through a wholly owned subsidiary of its operating partnership, BEMT Creekside, LLC (“BEMT Creekside”).  BEMT Co-Investor and BEMT Co-Investor II each invested $541,932 to acquire the remaining 66.66% interest in the Creekside Managing Member JV Entity.  BEMT Creekside, BEMT Co-Investor and BEMT Co-Investor II are co-managers of the Creekside Managing Member JV Entity.  Under the terms of the operating agreement for the Creekside Managing Member JV Entity, certain major decisions regarding the investments of the Creekside Managing Member JV Entity require the unanimous approval of the Company (through BEMT Creekside), BEMT Co-Investor and BEMT Co-Investor II.  To the extent that the Company, BEMT Co-Investor and BEMT Co-Investor II are not able to agree on a major decision or at any time after March 31, 2013, any party may initiate a buy-sell proceeding.  Additionally, any time after March 31, 2013, any party may initiate a proceeding to force the sale of the Creekside Managing Member JV Entity’s interest in the Creekside JV Entity to a third party, or, in the instance of the non-initiating parties’ rejection of a sale, cause the non-initiating parties to purchase the initiating party’s interest in the Creekside Managing Member JV Entity.

The Creekside Managing Member JV Entity contributed $1.625 million of equity capital to acquire a 68% equity interest in BR Hawthorne Creekside JV, LLC (the “Creekside JV Entity”) and acts as the manager of the Creekside JV Entity.  Hawthorne invested $698,022 to acquire the remaining 32% interest in the Creekside JV Entity.  The Creekside JV Entity is the sole owner of BR Creekside, LLC, a special-purpose entity that holds title to the Creekside Property (“BR Creekside”).  Under the terms of the operating agreement of the Creekside JV Entity, major decisions with respect to the joint venture or the Creekside Property are made by the majority vote of an appointed management committee, which is controlled by the Creekside Managing Member JV Entity.  However, any decision with respect to the sale or refinancing of the Creekside Property requires the unanimous approval of the Creekside Managing Member JV Entity and Hawthorne.  Further, to the extent that the Creekside Managing Member JV and Hawthorne are not able to agree on a major decision or at any time after March 31, 2013, either party may initiate a buy-sell proceeding.  Additionally, any time after March 31, 2013, either party may initiate a proceeding to force the sale of the Creekside Property to a third party, or, in the instance of the non-initiating party’s rejection of a sale, cause the non-initiating party to purchase the initiating party’s interest in the Creekside JV Entity.

As a result of the structure described above, the Company, BEMT Co-Investor and BEMT Co-Investor II each hold a 22.67% indirect equity interest in the Creekside Property (68% in the aggregate), and Hawthorne holds the remaining 32% indirect equity interest.  The Company, BEMT Co-Investor, BEMT Co-Investor II and Hawthorne will each receive current distributions from the operating cash flow generated by the Creekside Property in proportion to these respective percentage equity interests

Affiliate Loan for our Investment in the Joint Venture

In connection with the Company’s investment in the joint venture, on March 31, 2010, BEMT Creekside entered into a loan agreement with BEMT Co-Investor II pursuant to which it was authorized to borrow up to $1.1 million (the “BEMT Co-Investor II Creekside Loan”), with respect to which BEMT Co-Investor II has advanced $541,932 in connection with closing.  The BEMT Co-Investor II Creekside Loan has a six-month term, maturing September 30, 2010, and may be prepaid without penalty.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan will be paid on a current basis from cash flow distributed to the Company from the Creekside Managing Member JV Entity. The BEMT Co-Investor II Creekside Loan is secured by a pledge of the Company’s membership interest in BEMT Creekside and a pledge of BEMT Creekside’s membership interest in the Creekside Managing Member JV Entity.  In accordance with the requirements of the Company’s charter, the BEMT Co-Investor II Creekside Loan was reviewed and approved by a majority of the board of directors (including a majority of the independent directors) as being fair, competitive, and commercially reasonable and no less favorable to the Company than loans between unaffiliated parties under the same circumstances.  Furthermore, due to the unique investment opportunity presented by the Creekside Property, including the opportunity to distinguish the Company competitively from other early-stage non-traded REITs, the board of directors expressly considered and approved leverage in excess of the Company’s general charter-imposed limitations in connection with entering into the BEMT Co-Investor II Creekside Loan.

Property Acquisition and Senior Financing

Hawthorne Acquisition, LLC, an affiliate of our joint venture partner, entered into a purchase and sale contract dated August 9, 2009 to purchase the Creekside property.  The purchase price for the Creekside property was $14.25 million, plus closing costs, which represents a nominal capitalization rate of 7.4% (the expected first year yield on the investment, excluding recurring capital costs). Prior to the closing on March 31, 2010 Hawthorne Acquisition, LLC assigned the purchase and sale agreement to BR Creekside.

The acquisition was funded with $2.323 million of gross equity from the Creekside JV Entity, and a $12.5 million senior mortgage HUD loan assumed by BR Creekside from the seller (the “Creekside Senior Loan”), which Creekside Senior Loan is secured by the Creekside Property.  The Creekside Senior Loan at origination was $12.9 million and has a 40-year term, maturing on June 1, 2045. The effective interest rate on the loan is fixed at 6% per annum, with fixed interest-and principal payments of $71,374.81 due monthly based on a 40-year amortization schedule.

Prepayment of the Creekside Senior Loan is prohibited before July 1, 2010.  On or after July 1, 2010 until June 30, 2015 a prepayment premium equal to a percentage of the principal balance would be due.  The prepayment premium is 5% on July 1, 2010 and reduces by 1% every July 1 until July 1, 2015 when the Creekside Senior Loan can be prepaid without penalty.

R. Ramin Kamfar and James G. Babb, III, who are executive officers and members of the board of directors of the Company, and Edward Harrington, Samantha Davenport and Shoffner Allison, who are Hawthorne affiliates, have guaranteed all recourse liabilities of BR Creekside under the Creekside Senior Loan, including environmental indemnities.

Description of the Creekside Property

The Creekside Property is located in Chattanooga, Tennessee which is the fourth-largest city in that state.  The property is comprised of 192 units, featuring one-, two- and three-bedroom layouts.  The property contains approximately 211,632 rentable square feet and the average unit size is 1,102 square feet.  The community features include gated access, a clubhouse, a fitness center, a resort-style swimming pool, and playgrounds.

Hawthorne Residential Partners, LLC, a Hawthorne affiliate, will be responsible for providing day-to-day property management services to the property.  Hawthorne Residential Partners, LLC will receive an annual management fee of 4% of gross receipts generated by the Creekside Property, which is subordinated to an 8% per annum return on the Creekside Managing Member JV Entity’s total investment in the Creekside JV Entity.  From this amount, 1% of gross property collections will be re-allowed to the Creekside Managing Member JV Entity as an oversight fee, which fee will be shared equally between Bluerock Enhanced Multifamily Advisor, LLC, the Company’s advisor, and Bluerock Property Management, LLC, an indirect wholly owned subsidiary of the Company’s sponsor.  Under the property management agreement, Hawthorne Residential Partners, LLC will also be entitled to receive a construction management fee of 5% of the cost of any approved capital project exceeding $10,000 (excluding regular recurring interior capital replacements).

The joint venture has budgeted a total of approximately $25,000 for capital enhancements to the Creekside property to improve its competitive position.  In the opinion of management, the property is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property. We also obtained engineering and property condition reports and are generally satisfied with their conclusions.

For federal income tax purposes, the depreciable basis in the Creekside property will be approximately $11.9 million. We calculate depreciation for income tax purposes using the straight-line method. Real estate taxes on the property for the Fiscal Year 2010 are approximately $248,000.

Acquisition and Related Financing of an interest in The Apartments at Meadowmont

On April 9, 2010, through a wholly owned subsidiary, the Company completed an investment in a joint venture along with BEMT Co-Investor, BEMT Co-Investor II, both of which are affiliates of the Company’s sponsor, and Bell Partners, Inc. (“Bell”), an unaffiliated entity, to acquire a 258-unit multifamily community known as The Apartments at Meadowmont (the “Meadowmont Property”), located in Chapel Hill, North Carolina from Meadowmont Apartments Associates, LLC, an unaffiliated entity.  The material features of the investment in the joint venture, the property acquisition, and the acquired property are described below.

Joint Venture Parties and Structure

The Company invested $1.52 million to acquire a 32.5% equity interest in BR Meadowmont Managing Member, LLC (the “Meadowmont Managing Member JV Entity”) through a wholly owned subsidiary of its operating partnership, BEMT Meadowmont, LLC (“BEMT Meadowmont”).  BEMT Co-Investor invested $1.17 million to acquire a 25% interest and BEMT Co-Investor II invested $1.98 million to acquire the remaining 42.5% interest in the Meadowmont Managing Member JV Entity.  BEMT Meadowmont, BEMT Co-Investor and BEMT Co-Investor II are co-managers of the Meadowmont Managing Member JV Entity.  Under the terms of the operating agreement for the Meadowmont Managing Member JV Entity, certain major decisions regarding the investments of the Meadowmont Managing Member JV Entity require the unanimous approval of the Company (through BEMT Meadowmont), BEMT Co-Investor and BEMT Co-Investor II.  If the Company, BEMT Co-Investor and BEMT Co-Investor II are not able to agree on a major decision or at any time after April 9, 2013, any party may initiate a buy-sell proceeding.  Additionally, any time after April 9, 2013, any party may initiate a proceeding to force the sale of the Meadowmont Managing Member JV Entity’s interest in the Meadowmont JV Entity to a third party, or, in the instance of the non-initiating parties’ rejection of a sale, cause the non-initiating parties to purchase the initiating party’s interest in the Meadowmont Managing Member JV Entity.

The Meadowmont Managing Member JV Entity contributed $4.65 million of equity capital to acquire a 50% equity interest in Bell BR Meadowmont JV, LLC (the “Meadowmont JV Entity”).  An affiliate of Bell, Fund III Meadowmont Apartments, LLC, invested $4.65 to acquire the remaining 50% interest in the Meadowmont JV Entity.  The Meadowmont Managing Member JV Entity and Bell are co-managers of the Meadowmont JV Entity. The Meadowmont JV Entity is the sole owner of Bell BR Meadowmont, LLC, a special-purpose entity that holds title to the Meadowmont Property (“BR Meadowmont”).  Under the terms of the operating agreement of the Meadowmont JV Entity, decisions with respect to the joint venture or the Meadowmont Property are made by unanimous approval of the managers.  Further, to the extent that the Meadowmont Managing Member JV and Bell are not able to agree on certain major decisions, either party may initiate a buy-sell proceeding.  Additionally, any time after April 9, 2013, either party may initiate a proceeding to force the sale of the Meadowmont Property to a third party, or, in the instance of the non-initiating party’s rejection of a sale, cause the non-initiating party to purchase the initiating party’s interest in the Meadowmont JV Entity.

As a result of the structure described above, the Company holds a 16.25% indirect equity interest, BEMT Co-Investor holds a 12.5% indirect equity interest and BEMT Co-Investor II holds a 21.25% indirect equity interest in the Meadowmont Property (50% in the aggregate), and Bell holds the remaining 50% indirect equity interest.  The Company, BEMT Co-Investor, BEMT Co-Investor II and Bell will each receive current distributions from the operating cash flow generated by the Meadowmont Property in proportion to these respective percentage equity interests.

Affiliate Loan for our Investment in the Joint Venture

In connection with the Company’s investment in the joint venture, on April 9, 2010, BEMT Meadowmont entered into a loan agreement with BEMT Co-Investor II pursuant to which it was authorized to borrow up to $2.6 million (the “BEMT Co-Investor II Meadowmont Loan”), with respect to which BEMT Co-Investor II advanced $1.4 million with respect to the acquisition.  The BEMT Co-Investor II Meadowmont Loan has a six-month term, maturing October 9, 2010, and may be prepaid without penalty.  It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized.  Interest on the loan will be paid on a current basis from cash flow distributed to the Company from the Meadowmont Managing Member JV Entity. The BEMT Co-Investor II Meadowmont Loan is secured by a pledge of the Company’s membership interest in BEMT Meadowmont and a pledge of BEMT Meadowmont’s membership interest in the Meadowmont Managing Member JV Entity.  In accordance with the requirements of the Company’s charter, the BEMT Co-Investor II Meadowmont Loan was reviewed and approved by a majority of the board of directors (including a majority of the independent directors) as being fair, competitive, and commercially reasonable and no less favorable to the Company than loans between unaffiliated parties under the same circumstances.  Furthermore, due to the unique investment opportunity presented by the Meadowmont Property, including the opportunity to distinguish the Company competitively from other early-stage non-traded REITs, the board of directors expressly considered and approved leverage in excess of the Company’s general charter-imposed limitations in connection with entering into the BEMT Co-Investor II Meadowmont Loan

Property Acquisition and Senior Financing

Bell Partners Inc., our joint venture partner, entered into a purchase and sale contract dated February 18, 2010 to purchase the Meadowmont property.  The purchase price for the Meadowmont property was $37 million, plus closing costs. Prior to the closing on April 9, 2010 Bell Partners, Inc. assigned the purchase and sale agreement to BR Meadowmont.

The acquisition was funded with $9.3 million of gross equity from the Meadowmont JV Entity, and a $28.5 million senior mortgage loan made to BR Meadowmont by CWCapital LLC and subsequently sold to the Federal Home Loan Mortgage Corporation (Freddie Mac) (the “Meadowmont Senior Loan”), which Meadowmont Senior Loan is secured by the Meadowmont property.  The Meadowmont Senior Loan has a 10-year term, maturing on May 1, 2020. The effective interest rate on the loan is fixed at 5.55% per annum, with interest-only payments for the first two years and fixed monthly payments of approximately $162,715 based on a 30-year amortization schedule thereafter.

Prepayment terms of the Meadowmont Senior Loan depend on whether the loan is securitized on or before May 1, 2011.  If the loan is securitized, then a two-year lockout period from the date the Meadowmont Senior Loan is assigned to a REMIC trust applies, with BR Meadowmont having the right to defease after the lockout period up to the third month prior to the maturity date, after which the loan may be prepaid in full without penalty.  If the Meadowmont Senior Loan is not securitized on or before May 1, 2011, then yield maintenance payments will be required to the extent prepaid before the sixth month prior to the maturity date and during the period from the sixth month prior to the maturity date to the third month prior to the maturity date, a prepayment premium of 1% of the loan amount will be required, and thereafter the loan may be prepaid without penalty.

R. Ramin Kamfar and James G. Babb, III, who are executive officers and members of the board of directors of the Company, Bell and Bell Fund III, Inc., an affiliate of Bell, have guaranteed all recourse liabilities of BR Meadowmont under the Meadowmont Senior Loan, including environmental indemnities.

Description of the Meadowmont Property

The Meadowmont Property is located in Chapel Hill, North Carolina and is located directly east of the 749-acre campus of the University of North Carolina (UNC).  The property is comprised of 258 units, featuring one-, two- and three-bedroom layouts in 19 two- and three-story buildings situated on approximately 20 acres.  Built in 2000, the property contains approximately 296,180 rentable square feet and the average unit size is 1,148 square feet.  The community features include a clubhouse, a fitness center, a resort-style swimming pool and cabanas, a laundry center, playgrounds and private walking trails.

Bell will be responsible for providing day-to-day property management services to the property.  Bell will receive a management fee of 3% of monthly gross receipts generated by the Meadowmont Property.  Under the property management agreement, Bell will also be entitled to receive a construction management fee of 5% of the cost of any approved capital project exceeding $10,000.  In addition, Meadowmont Managing Member JV Entity is being charged a property management oversight fee equal to 1% of its proportional share (50%) of the monthly gross property collections, which fee shall be allocated 32.5% to Bluerock Enhanced Multifamily Advisor, LLC, our advisor, and 67.5% to Bluerock Property Management, LLC, an indirect wholly owned subsidiary of our sponsor

The joint venture has budgeted a total of approximately $302,272 for capital enhancements to the Meadowmont property to improve its competitive position.  Such renovations will include amenity and curb appeal enhancement and painting. In the opinion of management, the property is adequately covered by insurance. We obtained a Phase I environmental survey and are generally satisfied with the environmental status of the property. We also obtained engineering and property condition reports and are generally satisfied with their conclusions.

For federal income tax purposes, the depreciable basis in the Meadowmont property will be approximately $30.3 million. We calculate depreciation for income tax purposes using the straight-line method. Real estate taxes on the property for the Fiscal Year 2010 are approximately $377,829

Management’s Discussion and Analysis of Financial Condition and Results of Operations Through December 31, 2009

The following discussion and analysis should be read in conjunction with our accompanying consolidated balance sheets as of December 31, 2009 and 2008, the related consolidated statement of operations the year ended December 31, 2009, the related consolidated statements of stockholders’ equity for the years ended December 31, 2009 and 2008 and the related cash flows for the year ended December 31, 2009 and the accompanying financial statement schedules, all included in this supplement.

This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus.

Overview

We are a recently formed Maryland corporation that intends to qualify as a REIT beginning with the taxable year in which the Company satisfies the minimum offering requirements, which we expect will be with the taxable year ended December 31, 2010.

Subscription proceeds may be released to us after the minimum offering is achieved and will be applied to investment in properties and the payment or reimbursement of selling commissions and other fees and expenses. We will experience a relative increase in liquidity as we receive additional subscriptions for shares and a relative decrease in liquidity as we spend net offering proceeds in connection with the acquisition, development and operation of our assets.

We intend to make reserve allocations as necessary to aid our objective of preserving capital for our investors by supporting the maintenance and viability of properties we acquire in the future. If reserves and any other available income become insufficient to cover our operating expenses and liabilities, it may be necessary to obtain additional funds by borrowing, refinancing properties or liquidating our investment in one or more properties. There is no assurance that such funds will be available or, if available, that the terms will be acceptable to us.

We intend to make an election to be taxed as a REIT under Section 856(c) of the Internal Revenue Code. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

Our Investment Strategy

We intend to achieve our investment objectives by acquiring a diverse portfolio of real estate and real estate-related investments. We plan to diversify our portfolio by investment type, size, property location and risk with the goal of attaining a portfolio that will generate attractive returns for our investors, with the potential for capital appreciation. Our targeted portfolio allocation is as follows:

•
Enhanced Multifamily. We intend to allocate approximately 50% of our portfolio to investments in well-located, institutional quality apartment properties that we believe demonstrate strong and stable cash flows, typically located in supply constrained sub-markets with relatively high expectations of rent growth. As appropriate, we intend to implement our advisor’s Enhanced Multifamily strategy (as described in the prospectus relating to our ongoing public offering) at these properties, which we anticipate will create sustainable long-term increases in property value and lead to increased returns to our investors by, among other benefits, generating higher rental revenue and reducing resident turnover.

•
Value-Added Residential. We intend to allocate approximately 30% of our portfolio to investments in well-located, residential properties that offer a significant potential for short-term capital appreciation through repositioning, renovation or redevelopment. In addition, we will seek to acquire properties available at opportunistic prices from distressed or time-constrained sellers in need of liquidity. As appropriate, we intend to implement our advisor’s Enhanced Multifamily strategy at these properties as well.

•
Real Estate-Related Investments. We intend to allocate approximately 20% of our portfolio in other real estate-related investments with the potential for high current income or significant total returns. These investments could include first and second mortgages, subordinated, bridge and other loans, debt and other securities related to or secured by real estate assets, and common and preferred equity, which may include securities of other REITs and real estate companies. Subject to the provisions of our charter, some of these investments may be made in connection with programs sponsored, managed or advised by our affiliates or those of our advisor.

Although the above outlines our target portfolio, we may make adjustments based on, among other things, prevailing real estate market conditions and the availability of attractive investment opportunities. We will not forego an attractive investment because it does not fit within our targeted asset class or portfolio composition. We may use the proceeds of this offering to purchase or invest in any type of real estate or real estate-related investment which we determine is in the best interest of our stockholders, subject to the provisions of our charter which limit certain types of investments.

Results of Operations

Our results of operations as of December 31, 2009 are not indicative of those expected in future periods as we were in our organizational and development stage and had not commenced business operations until the purchase of our first asset on December 3, 2009.  During the period from inception (July 25, 2008) to December 31, 2008, we had been formed but had not yet commenced operations, as we had not yet begun our best efforts initial public offering.

The SEC declared the registration statement for our best efforts initial public offering effective on October 15, 2009, and we retained Select Capital Corporation to serve as our dealer manager for the offering.  We began our operations on December 3, 2009 with our acquisition of the Springhouse property.  Our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the apartment housing industry and real estate generally, which may be reasonably anticipated to have a material impact on either capital resources or the revenues or incomes to be derived from the operation of our assets.

Our organization and offering costs are initially being paid by our advisor, the dealer manager and their affiliates on our behalf. These organization and offering costs include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with our initial public offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder; (iii) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (iv) reimbursement to the advisor for the salaries of its employees and other costs in connection with preparing supplemental sales materials; (v) the cost of educational conferences held by us (including the travel, meal and lodging costs of registered representatives of broker-dealers); and (vi) reimbursement to the dealer manager for travel, meals, lodging and attendance fees incurred by employees of the dealer manager to attend retail seminars conducted by broker-dealers. Our advisor and its affiliates have incurred on our behalf organization and offering costs of approximately $2,893,000 through December 31, 2009. These costs are not recorded in our consolidated financial statements because such costs are not a liability to us until we sell the minimum number of shares, and such costs will only become a liability to us to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the offering.

We accounted for the acquisition of the Springhouse property in accordance with the provisions of the Consolidation Topic of the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”.)  The Company consolidates the joint venture because we have a controlling financial interest in the joint venture.  The results of operations represent the consolidated results from December 3, 2009, the date of acquisition, through December 31, 2009.

Rental revenue was approximately $309,000 and includes net base rent and tenant reimbursements for the Springhouse property.

Property operating expenses were approximately $57,700 and were comprised of property operating expenses for the Springhouse property.

Property taxes and insurance were approximately $36,500 and were related to the Springhouse property.

Management fees were approximately $20,550 and include the property management fee and the asset management fee paid to our advisor.

General and administrative expenses were approximately $30,200 and include the accrued director’s compensation from the October restricted stock grant.

Depreciation and amortization totaled approximately $164,000 and were comprised of depreciation of the Springhouse property and amortization of loan financing costs associated with the Springhouse acquisition.

Interest expense was approximately $123,900 and was related to the mortgage loan and affiliate loan for the Springhouse acquisition.

Loss allocated to minority interests was approximately $41,000 and represents the 62.5% pro-rata share of the consolidated loss from the Springhouse joint venture.

Liquidity and Capital Resources

We are offering a maximum of $1,000,000,000 in shares and a minimum of $2,500,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers.  We also are offering up to $285,000,000 in shares pursuant to our distribution reinvestment plan at $9.50 per share.

Our principal demands for cash will be for acquisition costs, including the purchase price of any properties, loans or securities we acquire, and construction and development costs and the payment of our operating and administrative expenses, continuing debt service obligations and distributions to our stockholders. Generally, we will fund our acquisitions from the net proceeds of our public offering. We intend to acquire our assets with cash and mortgage or other debt, but we may acquire assets free and clear of permanent mortgage or other indebtedness by paying the entire purchase price for the asset in cash or in units of limited partnership interest in our operating partnership. Due to the delay between the sale of our shares and our acquisitions, there may be a delay in the benefits to our stockholders, if any, of returns generated from our investments.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, continuing debt service obligations and the payment of distributions. However, our ability to finance our operations is subject to several uncertainties. Our ability to generate working capital is dependent on our ability to attract and retain tenants and the economic and business environments of the various markets in which our properties are located. Our ability to sell real estate investments is partially dependent upon the state of real estate markets and the ability of purchasers to obtain financing at reasonable commercial rates. In general, our policy will be to pay distributions from cash flow from operations. However, some or all of our distributions may be paid from other sources, such as from borrowings, advances from our advisor, our advisor’s deferral of its fees and expense reimbursements or the proceeds of our public offering.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of properties and undistributed cash flow.

Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of the cost of our assets unless a majority of our independent directors approves the borrowing. Our charter also requires that we disclose the justification for any borrowings in excess of the 75% leverage guideline in the next quarterly report. Our independent directors approved the borrowing of approximately $3.2 million (discussed below) to purchase the Springhouse property and the resulting leverage ratio in excess of the 75% guideline. The independent directors determined that the excess leverage was justified for the following reasons:

•	the loans enabled us to purchase the property and earn rental income more quickly;

•
the property acquisition is likely to increase the net offering proceeds from our initial public offering, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital;

•	the loans are non-recourse to the Company and;

•	the prospectus for our initial public offering disclosed the likelihood that we would exceed the charter’s leverage guidelines during the early stages of the offering.

Note Payable

In connection with our investment in the Springhouse joint venture, on December 3, 2009, BEMT Springhouse LLC, a wholly owned subsidiary of our operating partnership (“BEMT Springhouse”), borrowed $3.2 million (the “BEMT Co-Investor Loan”) from Bluerock Special Opportunity + Income Fund, LLC (“BEMT Co-Investor”), an affiliate of our advisor. The BEMT Co-Investor Loan has a six-month term, maturing June 3, 2010, and may be prepaid without penalty. It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. As of March 1, 2010, the interest rate on the BEMT Co-Investor Loan was 7.00%. Interest on the loan will be paid on a current basis from cash flow distributed to us from BR Springhouse Managing Member, LLC (the “Springhouse Managing Member JV Entity”). The BEMT Co-Investor Loan is secured by a pledge of our indirect membership interest in BEMT Springhouse and a pledge of BEMT Springhouse’s membership interest in the Springhouse Managing Member JV Entity.  We expect to repay the note upon maturity with the proceeds to be raised from our Initial Public Offering.  If we are unable to repay the principal amount upon maturity, we will seek to extend the loan or refinance.  If we cannot repay or refinance the note, then we will lose our interest in the Springhouse joint venture.

Mortgage Payable

The acquisition of the Springhouse property by BR Hawthorne Springhouse JV, LLC (“Springhouse JV Entity”), a 75%-owned subsidiary of the Springhouse Managing Member JV Entity, was funded, in part, with a $23.4 million senior mortgage loan made to BR Springhouse, LLC (“BR Springhouse”), a wholly owned subsidiary of Springhouse JV Entity, by CW Capital LLC and subsequently sold to the Federal Home Loan Mortgage Corporation (Freddie Mac) (the “Springhouse Senior Loan”), which Springhouse Senior Loan is secured by the Springhouse property. The Springhouse Senior Loan has a 10-year term, maturing on January 1, 2020. The effective interest rate on the loan is fixed at 5.66% per annum, with interest-only payments for the first two years and fixed monthly payments of approximately $134,221 based on a 30-year amortization schedule thereafter.

Prepayment terms of the Springhouse Senior Loan depend on whether the loan is securitized on or before January 1, 2011. If the loan is securitized, then a two-year lockout period from the date of funding applies, with BR Springhouse having the right to defease after the lockout period up to the third month prior to the maturity date, after which the loan may be prepaid in full without penalty. If the Springhouse Senior Loan is not securitized on or before January 1, 2011, then yield maintenance payments will be required to the extent prepaid before the sixth month prior to the maturity date. During the period from the sixth month prior to the maturity date to the third month prior to the maturity date, a prepayment premium of 1% of the loan amount will be required and thereafter the loan may be prepaid without penalty.

R. Ramin Kamfar and James G. Babb, III, who are our executive officers and members of our board of directors, and Edward Harrington, Samantha Davenport and Shoffner Allison, who are affiliates of Hawthorne Springhouse, LLC (“Hawthorne”), the 25% owner of the Springhouse JV Entity, have guaranteed all recourse liabilities of BR Springhouse under the Springhouse Senior Loan, including environmental indemnities.  During the year ended December 31, 2009 the Company incurred $123,875 of interest expense.

Distributions

We have not paid any distributions as of the date of December 31, 2009. We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our board of directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of funds from operations.

Funds From Operations

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations and funds from operations. Funds from operations is not equivalent to our net operating income or loss as determined under GAAP. Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts, or NAREIT, an industry trade group, has promulgated a measure known as Funds From Operations, or FFO, which it believes more accurately reflects the operating performance of a REIT such as our company.

We define FFO, a non-GAAP measure, consistent with the NAREIT’s definition, as net income, computed in accordance with GAAP, excluding gains (or losses) from sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joints ventures will be calculated to reflect FFO on the same basis.

We consider FFO to be an appropriate supplemental measure of a REIT’s operating performance as it is based on a net income analysis of property portfolio performance that excludes non-cash items such as depreciation. The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, could be less informative. The use of FFO is recommended by the REIT industry as a supplemental performance measure.

Presentation of this information is intended to assist the reader in comparing the operating performance of different REITs, although it should be noted that not all REITs calculate FFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO is not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance.

Critical Accounting Policies

Below is a discussion of the accounting policies that management believes will be critical once we commence real estate operations. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our consolidated financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets

Depreciation

We have to make subjective assessments as to the useful lives of our depreciable assets. These assessments have a direct impact on our net income, because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis throughout the expected useful lives of these investments. We consider the period of future benefit of an asset to determine its appropriate useful life. We anticipate the estimated useful lives of our assets by class to be as follows:

Buildings	25-40 years
Building improvements	10-25 years
Land improvements	20-25 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease

Real Estate Purchase Price Allocation

Real estate, consisting of land, buildings and improvements, is recorded at cost.  The Company allocates the cost of an acquisition to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with the Consolidation Topic of the FASB ASC.

We will record above-market and below-market in-place leases values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease.  We will amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease.  Upon termination of a lease, the unamortized portion of the above-market or below-market lease intangible associated with the vacating tenant’s lease would be charged to rental income in that period.

We will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, we will assess the recoverability of the assets by estimating whether we will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis we do not believe that we will be able to recover the carrying value of the asset, we will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset as required by the provisions of the Impairment or Disposal of Long Lived Assets Topic of the FASB ASC.

Projections of future cash flows require us to estimate the expected future operating income and expenses related to an asset as well as market and other trends. The use of inappropriate assumptions in our future cash flows analyses would result in an incorrect assessment of our assets’ future cash flows and fair values and could result in the overstatement of the carrying values of our real estate assets and an overstatement of our net income.

Real Estate Loans Receivable

The real estate loans receivable will be recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that we will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, we would record a reserve for loan losses through a charge to income for any shortfall. Failure to recognize impairment would result in the overstatement of the carrying values of our real estate loans receivable and an overstatement of our net income.

Income Taxes

The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and intends to operate as such commencing with the taxable year in which the Company satisfies the minimum offering requirements.  The Company expects to have little or no taxable income prior to electing REIT status.  To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.  If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Bluerock Enhanced Multifamily Trust, Inc.

We have audited the accompanying consolidated balance sheets of Bluerock Enhanced Multifamily Trust, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended.  Our audits also included the financial statement schedule in Item 15(a), Schedule III-Real Estate Assets and Accumulated Depreciation.  These financial statements and schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bluerock Enhanced Multifamily Trust, Inc. as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Freedman & Goldberg, CPAs, PC

Farmington Hills, MI
March 31, 2010

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2009 and 2008

	2009	2008

ASSETS
Real Estate:
Land	$5,616,000	$-
Buildings and improvements	23,634,000
Total real estate, cost	29,250,000	-
Less accumulated depreciation and amortization	(157,937)
Total real estate, net	29,092,063	-
Cash and cash equivalents	666,714	201,001
Rents, other receivables and prepaid expenses	125,162
Deferred financing, net	1,102,802
Other assets

TOTAL ASSETS	$30,986,741	$201,001

LIABILITIES AND STOCKHOLDERS' EQUITY
Mortgage payable	$23,400,000	$-
Note payable	2,778,389
Accounts payable and accrued liabilities	219,882
Due to affiliates	-
Total liabilities	26,398,271	-

Minority interest	4,492,039

Stockholders' equity
Preferred stock, $0.01 par value, 50,000,000 shares
authorized; none issued and outstanding
Common stock, $0.01 par value, 249,999,000 shares
authorized; 37,200 shares issued and outstanding	372	222
Nonvoting convertible stock, $0.01 par value per share;
1,000 shares authorized, issued and outstanding	10
Additional paid-in-capital, net of costs	336,481	200,779
Deferred compensation - incentive shares	(120,000)
Cumulative net loss	(120,432)
Total stockholders' equity	96,431	201,001
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$30,986,741	$201,001

See Notes to Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

Revenues
Rental revenue	$303,219
Tenant reimbursements and other income	8,972
Total Revenues	312,191

Expenses
Property operating expenses	57,672
Property taxes and insurance	36,558
Management fees	20,550
General and administrative	30,193
Depreciation and amortization	163,775
Total expenses	308,748

Operating income	3,443

Interest expense	123,875

Loss before minority interest allocation	(120,432)

Loss allocated to minority interests	41,111
Net loss	$(79,321)

Basic and diluted loss per share	$(3.12)

Weighted average number of shares outstanding	25,405

See Notes to Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2009 and 2008

	Convertible Stock		Common Stock
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Deferred Compensation - Incentive Shares	Cumulative Distributions	Net Loss (Income)	Total Stockholders' Equity
Balance, January 1, 2008					$-	$-	$-	$-	$-
Issuance of common stock, net			22,200	$222	199,779				200,001
Issuance of convertible stock	1,000	$10			990				1,000
Balance, December 31, 2008	1,000	10	22,200	222	200,769	$-	-	-	201,001

Issuance of restricted stock, net			15,000	150	149,850	(120,000)			30,000
Deferred offering costs					(14,138)				(14,138)
Net Loss								(120,432)	(120,432)
Balance, December 31, 2009	1,000	$10	37,200	$372	$336,481	$(120,000)	$-	$(120,432)	$96,431

See Notes to Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash flows from operating activities
Net loss		$ (79,321)
Minority interest in net loss of consolidated entity	(41,111)
Depreciation and amortization	163,775
Increase in receivables	(125,162)
Increase in deferred financing	(1,108,640)
Increase in accounts payable	219,882
Net cash flow from operations		(970,577)

Cash Flows from Investing Activities
Purchase of real estate	(29,250,000)

Net Cash Flows from Investing Activities		(29,250,000)

Cash Flows from Financing Activities
Proceeds from mortgages	23,400,000
Proceeds from notes payable	2,778,389
Minority interest contributions	4,492,039
Issuance of common stock, net	15,862
Net Cash Flows from Financing Activities		30,686,290

Net change in cash and cash equivalents		465,713

Cash and cash equivalents at beginning of year		201,001

Cash and cash equivalents at end of year		$ 666,714

See Notes to Consolidated Financial Statements

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 and DECEMBER 31, 2008

1. ORGANIZATION AND NATURE OF BUSINESS

Bluerock Enhanced Multifamily Trust, Inc. (the “Company”) was incorporated on July 25, 2008 under the laws of the state of Maryland. If we meet the qualification requirements, we intend to elect to be treated as a real estate investment trust or REIT for Federal income tax purposes. We were incorporated to raise capital and acquire a diverse portfolio of residential real estate assets.  Our day-to-day operations are to be managed by Bluerock Enhanced Multifamily Advisor, LLC, or our advisor, under an advisory agreement. Our advisor is affiliated with us in that we and our advisor have common ownership and management.  The use of the words “we,” “us” or “our” refers to Bluerock Enhanced Multifamily Trust, Inc. and its subsidiary Bluerock Enhanced Multifamily Holdings, L.P., or our operating partnership, except where the context otherwise requires.

On August 22, 2008, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of $1,000,000,000 in shares and a minimum of $2,500,000 in shares of our common stock in our primary offering, at an offering price of $10.00 per share, with discounts available for certain categories of purchasers.  We also are offering up to $285,000,000 in shares pursuant to our distribution reinvestment plan at $9.50 per share. The SEC declared our registration statement effective on October 15, 2009 and on December 3, 2009 the Company acquired, through a joint venture partnership, one multifamily real estate property and commenced active operations

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

We intend to operate in an umbrella partnership REIT structure in which our wholly owned subsidiary, Bluerock Enhanced Multifamily Holdings, L.P., a Delaware limited partnership, or wholly owned subsidiaries of our operating partnership, will own substantially all of the properties acquired on our behalf.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued its final Statement of Financial Accounting Standards – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This Statement made the FASB Accounting Standards Codification (the “ASC”) the single source of U.S. Generally Accepted Accounting Principles (“GAAP”) used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the SEC under authority of federal securities laws. The ASC supersedes all existing non-SEC accounting and reporting standards and was effective for the interim and annual periods ending after September 15, 2009.  We have prepared our consolidated financial statements in conformity with the ASC using the plain English approach encouraged by the FASB in the FASB Accounting Standards Codification Notice to Constituents (v.3.0) release.

Because we are the sole general partner of our operating partnership and have unilateral control over its management and major operating decisions (even if additional limited partners are admitted to our operating partnership), the accounts of our operating partnership are consolidated in our company’s consolidated financial statements. All significant intercompany accounts and transactions are eliminated in consolidation.  The Company will consider future majority owned and controlled joint ventures for consolidation in accordance with the provisions required by the Consolidation Topic of the FASB ASC.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 and DECEMBER 31, 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease, and amounts expected to be received in later years will be recorded as deferred rents. The Company will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

The Company will recognize gains on sales of real estate pursuant to the provisions required by the Real Estate Sales Topic of the FASB ASC. The specific timing of a sale is measured against various criteria related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, the Company will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  These estimates include such items as purchase price allocation of real estate acquisitions, impairment of long-lived assets, depreciation and amortization and allowance for doubtful accounts.  Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value.  There are no restrictions on the use of the Company’s cash as of December 31, 2009.

Accounts Receivable and Prepaid Expenses

Accounts receivable primarily consists of rental revenue receivables of approximately $44,000 and prepaid insurance expense of approximately $81,000 as of December 31, 2009.

Deferred Financing Fees

Deferred financing fees are recorded at cost and are amortized to interest expense using a straight-line method that approximates the effective interest method over the life of the related debt. Accumulated amortization of deferred financing fees was approximately $6,000 as of December 31, 2009.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 and DECEMBER 31, 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Assets

Depreciation

Real estate costs related to the acquisition, development, construction, and improvement of properties will be capitalized. Repair and maintenance costs will be charged to expense as incurred and significant replacements and betterments will be capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings                                                            25-40 years
Building improvements                                    10-25 years
Land improvements                                          20-25 years
Tenant improvements                                      Shorter of lease term or expected useful life
Tenant origination and absorption costs       Remaining term of related lease

As of December 31, 2009, accumulated depreciation related to our consolidated real estate property was $157,937.

Real Estate Purchase Price Allocation

Real estate, consisting of land, buildings and improvements, is recorded at cost.  The Company allocates the cost of an acquisition to the acquired tangible assets and identifiable intangibles based on their estimated fair values in accordance with the Consolidation Topic of the FASB ASC.

We will record above-market and below-market in-place leases values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease.  We will amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease.  Upon termination of a lease, the unamortized portion of the above-market or below-market lease intangible associated with the vacating tenant’s lease would be charged to rental income in that period.

Impairment of Real Estate Assets

The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of its real estate and related intangible assets may not be recoverable. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may not be recoverable, the Company will assess the recoverability of the assets by estimating whether the Company will recover the carrying value of the asset through its undiscounted future cash flows and its eventual disposition. If based on this analysis the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the asset as required by the provisions of the Impairment or Disposal of Long Lived Assets Topic of the FASB ASC.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 and DECEMBER 31, 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Loans Receivable

The real estate loans receivable will be recorded at cost and reviewed for potential impairment at each balance sheet date. A loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan’s contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan receivable to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, the Company would record a reserve for loan losses through a charge to income for any shortfall

Rents and Other Receivables

The Company will periodically evaluate the collectability of amounts due from tenants and maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required payments under lease agreements. The Company will maintain an allowance for deferred rent receivable that arises from the straight-lining of rents. The Company will exercise judgment in establishing these allowances and consider payment history and current credit status of its tenants in developing these estimates.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of the Equity Topic of the FASB ASC. This topic established a fair value based method of accounting for stock-based compensation and requires the fair value of stock-based compensation awards to amortize as an expense over the vesting period and requires any dividend equivalents earned to be treated as dividends for financial reporting purposes.  Stock-based compensation awards are valued at the fair value on the date of grant and amortized as an expense over the vesting period.

Distribution Policy

The Company intends to elect to be taxed as a REIT and to operate as a REIT beginning with its taxable year ending December 31, 2009. To maintain its qualification as a REIT, the Company intends to make distributions each taxable year equal to at least 90% of its REIT annual taxable income (excluding net capital gains and income from operations or sales through a taxable REIT subsidiary, or TRS). The Company expects to authorize and declare daily distributions that will be paid on a monthly basis.

Distributions to stockholders will be determined by the board of directors of the Company and will be dependent upon a number of factors relating to the Company, including funds available for the payment of distributions, financial condition, the timing of property acquisitions, capital expenditure requirements, and annual distribution requirements in order to maintain the Company’s status as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) and other considerations as our board of directors may deem relevant.

Organization and Offering Costs

Organization and offering costs (other than selling commissions and the dealer manager fee) of the Company are initially being paid by the advisor, the dealer manager or their affiliates on behalf of the Company. These other organization and offering costs include all expenses to be paid by the Company in connection with the Company’s ongoing public offering, including but not limited to (i) legal, accounting, printing, mailing and filing fees; (ii) charges of the escrow holder and transfer agent; (iii) charges of the advisor for administrative services related to the issuance of shares in the offering; (iv) reimbursement of the dealer manager for amounts it may pay to reimburse the bona fide diligence expenses of broker-dealers; (v) reimbursement to the advisor for costs in connection with preparing supplemental sales materials; (vi) the cost of bona fide training and education meetings held by the Company (primarily the travel, meal and lodging costs of registered representatives of broker-dealers);

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 and DECEMBER 31, 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(vii) reimbursement to the dealer manager for attendance and sponsorship fees and cost reimbursements for employees of the dealer manager to attend retail seminars conducted by broker-dealers; and (viii) in special cases, reimbursement to participating broker-dealers for technology costs associated with the offering, costs and expenses related to such technology costs, and costs and expenses associated with the facilitation of the marketing of the shares in the offering and the ownership of the shares by such broker-dealers’ customers. Pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company will be obligated to reimburse the advisor, the dealer manager or their affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, provided that the advisor would be obligated to reimburse the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs incurred by the Company in the offering exceed 15% of gross offering proceeds

In the event the minimum number of shares of the Company’s common stock is not sold to the public, the Company will terminate the offering and will have no obligation to reimburse the advisor, the dealer manager or their affiliates for any organization and offering costs. As of December 31, 2009, the advisor has incurred on behalf of the Company organization and offering costs of approximately $2,893,000. These costs are not recorded in the consolidated financial statements of the Company as of December 31, 2009 because such costs are not a liability of the Company until the minimum number of shares of the Company’s common stock is issued, and such costs will only become a liability of the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of the gross proceeds of the offering. When recorded by the Company, organization costs will be expensed as incurred, and offering costs, which include selling commissions and dealer manager fees, will be deferred and charged to stockholders’ equity as such amounts are reimbursed to the advisor, the dealer manager or their affiliates from the gross proceeds of the offering.

Independent Director Compensation

The Company will pay each of its independent directors an annual retainer of $25,000. In addition, the independent directors will be paid for attending meetings as follows: (i) $2,500 for each board meeting attended, (ii) $2,000 for each committee meeting attended, (iii) $1,000 for each teleconference board meeting attended, and (iv) $1,000 for each teleconference committee meeting attended.  All directors also receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors. In addition 5,000 shares of restricted stock will be granted upon election to the board and 2,500 shares of restricted stock will be granted upon re-election to the board. Director compensation is an operating expense of the Company that is subject to the operating expense reimbursement obligation of the advisor discussed in Note 6, “Related -Party Transactions.”

Income Taxes

The Company intends to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and intends to operate as such commencing with the taxable year in which the Company satisfies the minimum offering requirements.  The Company expects to have little or no taxable income prior to electing REIT status.  To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.  If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 and DECEMBER 31, 2008

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Per Share Data

Loss per basic share of common stock is calculated by dividing net loss by the weighted-average number of shares of common stock outstanding during such period. Diluted loss per share of common stock equals basic loss per share of common stock as there were no potentially dilutive shares of common stock for the year ended December 31, 2009.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In April 2009, the FASB issued new provisions required under the Financial Instruments Topic of the FASB ASC, which require (i) disclosure of the fair value of all financial instruments for which it is practicable to estimate that value in interim period financial statements as well as in annual financial statements, (ii) that the fair value information be presented together with the related carrying amount of the asset or liability, and (iii) disclosure of the methods and significant assumptions used to estimate the fair value and changes, if any, to the methods and significant assumptions used during the period. The provisions are effective for interim periods ending after June 15, 2009.

In May 2009, the FASB issued new provisions required under the Subsequent Events Topic of the FASB ASC, to establish general standards of accounting for and disclosure of subsequent events. The provisions rename the two types of subsequent events as recognized subsequent events or non-recognized subsequent events and modify the definition of the evaluation period for subsequent events as events or transactions that occur after the balance sheet date, but before the financial statements are issued. This will require entities to disclose the date through which they have evaluated subsequent events and the basis for that date (the issued date for public companies). The provisions are effective for interim or annual financial periods ending after June 15, 2009, and will be applied prospectively.  This disclosure is presented in Note 10.
4. ACQUISITIONS

On December 3, 2009, through a wholly owned subsidiary of our operating partnership, we completed an investment in a joint venture along with Bluerock Special Opportunity + Income Fund, LLC (“BEMT Co-Investor”), an affiliate of our sponsor, and Hawthorne Springhouse, LLC (“Hawthorne”), an unaffiliated entity, to acquire a 432-unit garden-style multifamily community known as Springhouse at Newport News (the “Springhouse property”), located in Newport News, Virginia, from Newport-Oxford Associates Limited Partnership, an unaffiliated entity.

The aggregate purchase price for the Springhouse property was approximately $29.25 million, plus closing costs.  The acquisition was funded with approximately $6.7 million of gross equity from the Springhouse JV Entity, and a $23.4 million senior mortgage loan to BR Springhouse, LLC.  The terms of the senior mortgage loan are described in Note 5 below.

5. MORTGAGES AND NOTES PAYABLE

    The mortgage payable in the amount of $23,400,000 relates to the acquisition of the Springhouse property.  It has 120-month term, payable in monthly installments of interest only for first 24 months followed by principal and interest payments for remaining term, and bears fixed interest rate of 5.66%.  This mortgage note is secured by real estate assets with a net book value of approximately $29,250,000.  Our pro-rata share of the indebtedness is $8,775,000.

The note payable in the amount of $2,778,389 relates to the acquisition of the Springhouse property.  We entered into a loan agreement with BEMT Co-Investor pursuant to which BEMT Springhouse borrowed $3.2 million (the “BEMT Co-Investor Loan”). The BEMT Co-Investor Loan has a six-month term, maturing June 3, 2010, and may be prepaid without penalty. It bears interest compounding monthly at a rate of 30-day LIBOR + 5.00%, subject to a minimum rate of 7.00%, annualized. As of March 1, 2010, the interest rate on the BEMT Co-Investor Loan was 7.00%. Interest on the loan will be paid on a current basis from cash flow distributed to us from the Springhouse Managing Member JV Entity. The BEMT Co-Investor Loan is secured by a pledge of our indirect membership interest in BEMT Springhouse and a pledge of BEMT Springhouse’s membership interest in the Springhouse Managing Member JV Entity. In accordance with the requirements of our charter, the BEMT Co-Investor Loan was reviewed and approved by a majority of our board of directors (including a majority of our independent directors) as being fair, competitive, and commercially reasonable and no less favorable to us than loans between unaffiliated parties under the same circumstances.

During the year ended December 31, 2009 the Company incurred $123,875 of interest expense.

The following is a schedule of maturities for all mortgages and notes payable as of December 31, 2009

2010	$2,778,389
2011	-
2012	279,901
2013	322,333
2014	341,057
Thereafter	22,456,709
$26,178,389

6.  RELATED-PARTY TRANSACTIONS

As of December 31, 2009, approximately $2,893,000 of organizational and offering costs have been incurred on the Company’s behalf. These costs are not recorded in its consolidated financial statements because such costs are not its liability until the subscriptions for the minimum number of shares are received and accepted by the Company. When recorded by the Company, organizational and offering costs will be expensed as incurred, and third-party offering costs will be deferred and charged to shareholders’ equity as such amounts are reimbursed to the advisor or its affiliates from the gross proceeds of the offering.

In connection with our investment in the Springhouse property, on December 3, 2009, we entered into a loan agreement with BEMT Co-Investor, the terms of which are described above in Note 5.  Mortgages and Notes Payable.

The advisor performs its duties and responsibilities as the Company’s fiduciary under an advisory agreement. The term of the current advisory agreement ends October 14, 2010, subject to renewals by the Company’s board of directors for an unlimited number of successive one-year periods. The advisor will conduct the Company’s operations and manage its portfolio of real estate and real estate-related investments under the terms of the advisory agreement.

Certain of the Company’s affiliates will receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of its real estate investments

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2009 and DECEMBER 31, 2008

6.RELATED-PARTY TRANSACTIONS – (Continued)

The Company will pay its advisor a monthly asset management fee for the services it provides pursuant to the advisory agreement. The asset management fee will be equal to one-twelfth of 1.0% of the higher of the cost or the value of each asset, where (A)cost equals the amount actually paid, excluding acquisition fees and expenses, to purchase each asset it acquires, including any debt attributable to the asset (including any debt encumbering the asset after acquisition), provided that, with respect to any properties the Company develops, constructs or improves, cost will include the amount expended by the Company for the development, construction or improvement, and (B) the value of an asset is the value established by the most recent independent valuation report, if available, without reduction for depreciation, bad debts or other non-cash reserves; provided, however, that 50% of the advisor’s asset management fee will not be payable until stockholders have received distributions in an amount equal to at least a 6.0% per annum cumulative, non-compounded return on invested capital, at which time all such amounts will become immediately due and payable. For these purposes, “invested capital” means the original issue price paid for the shares of the Company’s common stock reduced by prior distributions identified as special distributions from the sale of its asset. The asset management fee will be based only on the portion of the cost or value attributable to the Company’s investment in an asset if the Company does not own all of an asset. The Company will also pay the advisor a financing fee equal to 1% of the amount available under any loan or line of credit made available to the Company. The advisor may re-allow some or all of this fee to reimburse third parties with whom it may subcontract to procure such financing.

The advisor will also receive 1.75% of the purchase price of a property or investment for its services in connection with the investigation, selection, sourcing, due diligence and acquisition of that property or investment. The purchase price of a property or investment will equal the amount paid or allocated to the purchase, development, construction or improvement of a property, inclusive of expenses related thereto, and the amount of debt associated with such real property or investment. The purchase price allocable for joint venture investments will equal the product of (1) the purchase price of the underlying property and (2) the Company’s ownership percentage in the joint venture. The Company will pay the advisor an origination fee in lieu of an acquisition fee for services in connection with the investigation, selection, sourcing, due diligence, and acquisition of mortgage, subordinated, bridge or other loans of 1.75% of the principal amount of the borrower’s loan obligation or of the purchase price of any loan the Company purchases including third- party expenses.

In addition, to the extent the advisor provides a substantial amount of services in connection with the disposition of one or more of the Company’s properties or investments (except for securities that are traded on a national securities exchange), the advisor will receive fees equal to the lesser of (A) 1.5% of the sales price of each property or other investment sold or (B) 50% of the selling commission that would have been paid to a third-party broker in connection with such a disposition. In no event may disposition fees paid to the advisor or its affiliates and unaffiliated third parties exceed in the aggregate 6% of the contract sales price In addition to the fees payable to the advisor, the Company will reimburse the advisor for all reasonable and incurred expenses in connection with services provided to the Company, subject to the limitation that the Company will not reimburse any amount that would cause its total operating expenses at the end of four preceding fiscal quarters to exceed the greater of 2% of the Company’s average invested assets or 25% of the Company’s net income determined (1) without  reductions for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and (2) excluding any gain from the sale of the Company’s assets for the period unless a majority of its independent directors has determined such expenses were justified based on unusual and non-recurring factors. The Company will not reimburse the advisor for personnel costs in connection with services for which the advisor receives acquisition, origination or disposition fees.

The Company has issued 1,000 shares of convertible stock, par value $0.01 per share to its advisor. The convertible stock will convert to shares of common stock if and when: (A) the Company has made total distributions on the then outstanding shares of its common stock equal to the original issue price of those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares or (B) subject to specified conditions, the Company lists its common stock for trading on a national securities exchange. A “listing” will be deemed to have occurred on the effective date of any merger of the Company in which the consideration received by

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2009 and DECEMBER 31, 2008

6. RELATED-PARTY TRANSACTIONS – (Continued)

the holders of the Company’s common stock is the securities of another issuer that are listed on a national securities exchange. Upon conversion, each share of convertible stock will convert into a number of shares of common stock equal to 1/1000 of the quotient of (A) 15% of the excess of (1) the Company’s “enterprise value” (as defined in its charter) plus the aggregate value of distributions paid to date on the outstanding shares of its common stock over the (2) aggregate purchase price paid by the stockholders for those shares plus an 8% cumulative, non-compounded, annual return on the original issue price of those shares, divided by (B) the Company’s enterprise value divided by the number of outstanding shares of common stock, in each case calculated as of the date of the conversion. In the event an event triggering the conversion occurs after the advisory agreement with the advisor is not renewed or terminates (other than because of a material breach by the advisor), the number of shares of common stock the advisor will receive upon conversion will be prorated to account for the period of time the advisory agreement was in force.

The Company will pay Bluerock REIT Property Management, LLC, a wholly owned subsidiary of the advisor, a property management fee equal to 4% of the monthly gross income from any properties it manages. Alternatively, the Company may contract property management services for certain properties directly to non-affiliated third parties, in which event the Company will pay the advisor an oversight fee equal to 1% of monthly gross revenues of such properties.

All of the Company’s executive officers and some of its directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the advisor and other Bluerock-affiliated entities as well as executive officers and directors of the Company.  As a result, they owe fiduciary duties to each of these entities, their members and limited partners and investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to the Company and its stockholders.

Some of the material conflicts that the advisor or its affiliates will face are: 1) the determination of whether an investment opportunity should be recommended to the Company or another Bluerock-sponsored program or Bluerock-advised investor; 2) the allocation of the time of key executive officers, directors, and other real estate professionals among the Company, other Bluerock-sponsored programs and Bluerock-advised investors, and the activities in which they are involved; 3) the fees received by the advisor and its affiliates in connection with transactions involving the purchase, origination, management and sale of investments regardless of the quality of the asset acquired or the service provided the Company; and 4) the fees received by the advisor  and its affiliates in connection with the Company’s public offering of equity securities.

7.  MINORITY INTEREST

The Company invested $2.5 million to acquire a 50% equity interest in BR Springhouse Managing Member, LLC (the “Springhouse Managing Member JV Entity”) through a wholly owned subsidiary of its operating partnership, BEMT Springhouse, LLC (“BEMT Springhouse”).  BEMT Co-Investor invested $2.5 million to acquire the remaining 50% interest in the Springhouse Managing Member JV Entity.  BEMT Springhouse and BEMT Co-Investor are co-managers of the Springhouse Managing Member JV Entity.  Under the terms of the operating agreement for the Springhouse Managing Member JV Entity, certain major decisions regarding the investments of the Springhouse Managing Member JV Entity require the unanimous approval of the Company (through BEMT Springhouse), and BEMT Co-Investor.  To the extent that the Company and BEMT Co-Investor are not able to agree on a major decision or at any time after December 3, 2012, either party may initiate a buy-sell proceeding.  Additionally, any time after December 3, 2012, either party may initiate a proceeding to force the sale of the Springhouse Managing Member JV Entity’s interest in the Springhouse JV Entity to a third party, or, in the instance of the non-initiating party’s rejection of a sale, cause the non-initiating party to purchase the initiating party’s interest in the Springhouse Managing Member JV Entity.  The operating agreement contains terms, conditions, representations, warranties and indemnities that are customary and standard for joint ventures in the real estate industry.

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2009 and DECEMBER 31, 2008

7. MINORITY INTEREST – (continued)

The Springhouse Managing Member JV Entity contributed its capital to acquire a 75% equity interest in BR Hawthorne Springhouse JV, LLC (the “Springhouse JV Entity”) and acts as the manager of the Springhouse JV Entity.  Hawthorne invested $1.7 million to acquire the remaining 25% interest in the Springhouse JV Entity.  The Springhouse JV Entity is the sole owner of BR Springhouse, LLC, a special-purpose entity that holds title to the Springhouse property (“BR Springhouse”).  Under the terms of the operating agreement of the Springhouse JV Entity, major decisions with respect to the joint venture or the Springhouse property are made by the majority vote of an appointed management committee, which is controlled by the Springhouse Managing Member JV Entity.  However, any decision with respect to the sale or refinancing of the Springhouse property requires the unanimous approval of the Springhouse Managing Member JV Entity and Hawthorne.  Further, to the extent that the Springhouse Managing Member JV and Hawthorne are not able to agree on a major decision or at any time after December 3, 2012, either party may initiate a buy-sell proceeding.  Additionally, any time after December 3, 2012, either party may initiate a proceeding to force the sale of the Property to a third party, or, in the instance of the non-initiating party’s rejection of a sale, cause the non-initiating party to purchase the initiating party’s interest in the Springhouse JV Entity.  The operating agreement contains terms, conditions, representations, warranties and indemnities that are customary and standard for joint ventures in the real estate industry.

As a result of the structure described above, the Company and BEMT Co-Investor each hold a 37.5% indirect equity interest in the Springhouse property, and Hawthorne holds the remaining 25% indirect equity interest.  The Company, BEMT Co-Investor and Hawthorne will each receive current distributions from the operating cash flow generated by the Springhouse property in proportion to these respective percentage equity interests.

We concluded that the Springhouse JV Entity meets the criteria under the Consolidation Topic of the FASB ASC therefore, we consolidate the Springhouse JV Entity in our financial statements and record as minority interest the portion of the Springhouse JV Entity  not owned by the Company.

8.  STOCKHOLDERS’ EQUITY

Common Stock

The Company is offering and selling to the public up to 100,000,000 million shares of its $.01 par value common stock for $10.00 per share, with discounts available for certain categories of purchasers. The Company is also offering up to 30,000,000 shares of its $.01 par value common stock to be issued pursuant to its distribution reinvestment plan at $9.50 per share.

Convertible Stock

The Company has issued to its advisor 1,000 shares of its convertible stock for an aggregate purchase price of $1,000. Upon certain conditions, the convertible stock will convert to shares of common stock with a value equal to 15% of the excess of (i) the Company’s enterprise value (as defined in its charter) plus the aggregate value of distributions paid to stockholders over (ii) the aggregate purchase price paid by stockholders for the Company’s shares plus a 8% cumulative, non-compounded, annual return on the original issue price paid for those outstanding shares..

Share Repurchase Plan

The Company’s board of directors has approved a share repurchase plan. The share repurchase plan allows for share repurchases by the Company when certain criteria are met.

8. STOCKHOLDERS’ EQUITY – (continued)

Stock-based Compensation for Independent Directors

The Company’s independent directors received an automatic grant of 5,000 shares of restricted stock on the effective date of the public offering and will receive an automatic grant of 2,500 shares of restricted stock at each annual meeting of the Company’s stockholders thereafter. Each person who thereafter is elected or appointed as an independent director will receive an automatic grant of 5,000 shares of restricted stock on the date such person is first elected as an independent director and an automatic grant of 2,500 shares of restricted stock at each annual meeting of the Company’s stockholders thereafter. To the extent allowed by applicable law, the independent directors will not be required to pay any purchase price for these grants of restricted stock. The restricted stock will vest 20% at the time of the grant and 20% on each anniversary thereafter over four years from the date of the grant. All restricted stock may receive distributions, whether vested or unvested. The value of the restricted stock to be granted is not determinable until the date of grant.

9.  ECONOMIC DEPENDENCY

The Company is dependent on the advisor for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of properties and other investments; management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

10.  SUBSEQUENT EVENTS

Pursuant to the Subsequent Events Topic of FASB ASC, we have reviewed all subsequent events and transactions that occurred after our December 31, 2009 unaudited consolidated balance sheet date through the time of filing this annual report on Form 10-K on March 31, 2010.

On March 15, 2010, the Company’s three independent directors received an automatic grant of 2,500 shares each of restricted stock after their re-election to the board of directors at our annual meeting.

 On March 23, 2010 the board of directors approved two investment transactions with related parties (described above under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Subsequent Events.).

SCHEDULE III

BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.
REAL ESTATE AND ACCUMULATED DEPRECIATION
SCHEDULE III
December 31, 2009

				Initial cost to company				Gross amount at which carried at close of period
Property Name	Location	Ownership %	Encumbrances	Land	Building and improvements	Total	Costs Capitalized Subsequent to Acquisition	Land	Building and improvements	Total	Accumulated depreciation	Year of constuction	Date acquired

Springhouse at Newport News	Newport News, VA	37.5%	$ 23,400,000	$ 5,616,000	$ 23,634,000	$ 29,250,000	$ -	$ 5,616,000	$ 23,634,000	$ 29,250,000	$ 157,937	1986	12/3/2009